EXHIBIT 99.1

Asx Announcement

(ASX: NVX)

NOVONIX and Harper International Enter Licensing Agreement for Graphitization Furnace Technology

BRISBANE, AUSTRALIA, January 10, 2025 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or the “Company”), a leading battery materials and technology company, announced today that it has entered into a licensing agreement with its long-time technology partner, Harper International Corporation (“Harper”), for the rights and use of its continuous, induction-based graphitization furnace technology.

In December 2020, NOVONIX and Harper announced a strategic partnership to develop innovative graphitization furnace technology to be used to produce synthetic graphite anode material for the lithium-ion battery sector. This partnership provided for commitments from NOVONIX to purchase from Harper, and from Harper to develop and exclusively supply NOVONIX with proprietary systems for thermal processing material for the battery anode market.

Alongside this exclusive use agreement, the licensing agreement provides NOVONIX the right to an exclusive license to Harper’s technology on which its continuous graphitization furnaces operate. Upon making an initial payment within 12 months of the effective date of the agreement, NOVONIX will have the exclusive license to use the technology to further develop the furnaces used for the thermal production of graphite material for use in the battery anode market. Upon equipment meeting certain performance objectives, and NOVONIX’s payment of additional licensing fees, the license will expand to include NOVONIX’s right to build equipment using the licensed technology, either internally or through other permitted sublicensees.

NOVONIX’s Riverside facility, located in Chattanooga, Tennessee, is poised to become the first large-scale production site dedicated to high-performance synthetic graphite for the battery sector in North America. It is slated to begin commercial production later this year with plans to grow output to 20,000 tonnes per annum to meet current customer

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commitments. Previously, the Company announced that the U.S. Department of Energy’s (“DOE”) Office of Manufacturing and Energy Supply Chains (“MESC”) awarded NOVONIX a US$100 million grant0F1 and that it was selected for a US$103 million investment tax credit1F2 towards funding the Riverside facility. In December, the Company announced a conditional commitment from the DOE Loan Programs Office (“LPO”) for a direct loan of up to US$754.8 million to be applied toward partially financing a proposed new production facility, NOVONIX Enterprise South, also to be located in Chattanooga, Tennessee.2F3

Key Deal Terms

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No later than December 2025, NOVONIX must make an initial payment to gain a license to design and develop the graphitization furnace technology for its internal use. NOVONIX will own improvements to the technology it makes solely or jointly with Harper.
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Upon NOVONIX’s payment of additional license fees, which must occur no later than two years from the commencement of the initial license term, the license will expand to include the right to build equipment based on the licensed technology internally or through approved sublicensees, who may also sell NOVONIX the products manufactured using the licensed technology.
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The license will be exclusive in the field of thermal production of synthetic graphite meeting certain specifications for use in the battery anode market, with certain limited use exceptions, for up to seven years from the date that all of the additional license fees have been paid and may be sublicensed to third parties with Harper’s approval.
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At the expiration of this seven-year period, NOVONIX will have a perpetual, irrevocable, and non-exclusive license to the technology for use only by NOVONIX or any sublicensee approved by Harper
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If all of the license fees are not paid within two years of the initial license grant, the license will terminate.

1 NOVONIX Finalizes US$100 Million Grant Award from U.S. Department of Energy - NOVONIX

2 U.S. Government Selects NOVONIX to Receive US$103 Million in Qualifying Advanced Energy Project Tax Credits - NOVONIX

3 NOVONIX Offered Conditional Commitment for US$754 Million Loan from the U.S. Department of Energy for New Synthetic Graphite Manufacturing Plant in Tennessee - NOVONIX

ACN 157 690 830, Level 38, 71 Eagle Street, Brisbane QLD 4000, Australia | novonixgroup.com

This announcement has been authorised for release by Admiral Robert J Natter, USN Ret., Chairman.

About NOVONIX

NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite material manufacturing operations, and has developed a patented all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited

Scott Espenshade, ir@novonixgroup.com (investors)

Stephanie Reid, media@novonixgroup.com (media)

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements about the Company and the industry in which we operate. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this communication include, among others, statements we make regarding our plans to commence commercial production and meet our production target at our Riverside facility and our plans to build a new production facility and our efforts to finance this new production facility with a loan from the LPO.

We have based such statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future

ACN 157 690 830, Level 38, 71 Eagle Street, Brisbane QLD 4000, Australia | novonixgroup.com

results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the timely deployment and scaling of our furnace technology, our ability to meet the technical specifications and demand of our existing and future customers, the accuracy of our estimates regarding market size, expenses, future revenue, capital requirements, needs and access for additional financing, the availability and impact and our compliance with the applicable terms of government support, including the DOE MESC grant and, if obtained, the LPO loan, our ability to obtain patent rights effective to protect our technologies and processes and successfully defend any challenges to such rights and prevent others from commercializing such technologies and processes, and regulatory developments in the United States, Australia and other jurisdictions. These and other factors that could affect our business and results are included in our filings with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s most recent annual report on Form 20-F. Copies of these filings may be obtained by visiting our Investor Relations website at www.novonixgroup.com or the SEC’s website at www.sec.gov.

Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Accordingly, you should not place undue reliance on forward-looking statements. Any forward-looking statement in this communication is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

ACN 157 690 830, Level 38, 71 Eagle Street, Brisbane QLD 4000, Australia | novonixgroup.com